Filed by Alithya Group Inc. Pursuant to Rule 425 under the Securities Act of 1933 And deemed filed pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: Edgewater Technology, Inc. (Commission File No. 000-20971) May 22, 2018 Combination of Alithya Group and Edgewater Technology A New North American Digital Technology Consulting Leader

DISCLOSURE 2 This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed transaction will be submitted to the shareholders of each of Alithya Group Inc. (“Alithya”) and Edgewater Technology, Inc. (“Edgewater”) for their consideration. A newly formed holding company (“New Alithya”) will prepare and file a Registration Statement on Form F-4 that will include a prospectus/proxy statement for Edgewater’s shareholders, which will be jointly prepared by Alithya and Edgewater. Alithya plans to mail its shareholders a management proxy circular in connection with the proposed transaction. Edgewater, Alithya and New Alithya may also file other documents with the Securities and Exchange Commission (the “SEC”) regarding the proposed transaction. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and securityholders may obtain free copies of the prospectus/proxy statement and other documents containing important information about New Alithya, Alithya and Edgewater once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Edgewater will be available free of charge on Edgewater’s website at http://www.edgewater.com/ under the tab “Investor Relations” and then through the link titled “SEC Filings” or by contacting Edgewater by e-mail at ir@edgewater.com, or by phone at (781) 246-3343. New Alithya, Alithya and Edgewater and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Edgewater in connection with the proposed transaction. Information about the directors and executive officers of Edgewater is set forth in Edgewater’s Amendment No. 1 to Annual Report on Form 10-K/A for the fiscal year ended December 31, 2017, which was filed with the SEC on April 27, 2018. That document can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus/proxy statement and other relevant materials to be filed with the SEC when they become available.

DISCLOSURE FORWARD LOOKING STATEMENT 3 This presentation contains forward-looking statements, which are protected as forward-looking statements under the Private Securities Litigation Reform Act of 1995, that are not limited to historical facts, but reflect Alithya’s and Edgewater’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursuant,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. The statements in this press release that are not historical statements, including statements regarding the expected timetable for completing the proposed transaction, benefits and synergies (including the timing of realizing such synergies) of the proposed transaction, the tax treatment of the proposed transaction, costs and other anticipated financial impacts of the proposed transaction, the combined company’s plans, objectives, future opportunities for the combined company, future financial performance and operating results and any other statements regarding Alithya’s and Edgewater’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond Alithya’s or Edgewater’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Alithya’s and/or Edgewater’s shareholders; the timing to consummate the proposed transaction; conditions to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction otherwise does not occur; the risk that a regulatory or court approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Alithya and Edgewater; the effects of the business combination of Alithya and Edgewater following the consummation of the proposed transaction, including the combined company’s future financial condition, results of operations, strategy and plans; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; expected synergies and other benefits from the proposed transaction and the ability of the combined company to realize such synergies (including the timing of realizing such synergies) and other benefits; expectations regarding regulatory approval, if required, of the transaction; results of litigation, settlements and investigations; actions by third parties, including governmental agencies; global economic conditions; difficulty in integrating acquisitions; weather; loss of, or reduction in business with, key customers; legal proceedings; ability to effectively identify and enter new markets; governmental regulation; and ability to retain management and field personnel. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in Edgewater’s SEC filings. Edgewater’s filings may be obtained by contacting Edgewater or the SEC or through Edgewater’s web site at http://www.edgewater.com or through the SEC’s Electronic Data Gathering and Analysis Retrieval System (EDGAR) at http://www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the proposed transaction will be more fully discussed in the prospectus/proxy statement that will be included in the Registration Statement on Form F-4 that will be filed with the SEC in connection with the proposed transaction. Each of Alithya and Edgewater does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. This presentation may refer to non-IFRS or non-GAAP financial measures, including EBITDA and Adjusted EBITDA, that are not prepared in accordance with the International Financial Reporting Standards or the accounting principles generally accepted in the United States and that may be different from non-IFRS or non-GAAP financial measures used by other companies. Reconciliations of these non-IFRS or non-GAAP financial measures to the most directly comparable IFRS or GAAP financial measures, as the case may be, are included elsewhere in this presentation.

4 A NEW NORTH AMERICAN LEADER IN THE DIGITAL TECHNOLOGY CONSULTING INDUSTRY ALITHYA AND EDGEWATER COMBINE TO CREATE A NORTH AMERICAN LEADER IN THE DIGITAL TECHNOLOGY CONSULTING INDUSTRY WITH OVER 2,000 PROFESSIONALS UNDER THE LEADERSHIP OF PAUL RAYMOND, CURRENT CEO OF ALITHYA

A NEW NORTH AMERICAN LEADER IN THE DIGITAL TECHNOLOGY CONSULTING INDUSTRY

PROVEN CONSOLIDATOR WITH A HISTORY OF SUCCESSFUL EXECUTION AND INTEGRATION OF M&A TRANSACTIONS

***Alithya** has achieved ~550% revenue growth and significant margin expansion since 2012*

1992
CIA founded by ex-Desjardins employees

1992-2011
Growth from 10 to 200 consultants

SINAPSE

2011 - 2013
- Paul Raymond and Pierre Turcotte join Alithya
- Acquisition of SYNAPSE, virtually doubling Alithya's size and expanding its services offering to the public sector as well as technology strategy and architecture
- Rebranding to Alithya

OSI

TELUS PROFESSIONAL SERVICES

2015
- Acquisition of TELUS Professional Services, adding 94 professionals to Alithya's headcount
- Acquisition of OSI Group Conseil, bringing the total number of consultants to 1,200

PRO2P

2016
- Acquisition of Pro2p, an expert in integration and customized development of Oracle solutions
- Added new segment with significant growth opportunities

SWI

2017
- Acquisition of SWI, a full-service software and engineering consulting firm operating primarily in the financial, energy and transportation sectors

EDGEWATER

2018
- Combination with Edgewater, an expert in both Microsoft Dynamics and Oracle enterprise solutions expanding its geographic footprint
- Creates a new North American leader in the digital technology consulting industry

Alithya EDGEWATER

5

A NEW NORTH AMERICAN LEADER IN THE DIGITAL TECHNOLOGY CONSULTING INDUSTRY

SEASONED MANAGEMENT TEAM WITH TRACK RECORD OF SUCCESSFUL ORGANIC AND INORGANIC GROWTH



PAUL RAYMOND
PRESIDENT AND CEO
30+ Years of Experience

- Oversees strategy, organizational development and accelerated growth at Alithya
- Recipient of 2016 Entrepreneur of the Year Award from EY Québec in the I.T. category
- Held several key senior management positions at CGI
- Ran part of CGI U.S. Operations for 11+ years based out of Boston
- Member of OIQ and Institute of Corporate Directors
- President of the Québec Technology Association



CLAUDE ROUSSEAU
CHIEF OPERATING OFFICER
30+ Years of Experience

- Strong operational expertise and background in information technology
- Leads all business units of Alithya including Québec, Canada and internationally
- Held a series of key executive positions at national telecommunication companies



MATHIEU LUPIEN
CHIEF FINANCIAL OFFICER
20+ Years of Experience

- Responsible for execution of Alithya's strategic plan and manages the Company's finances
- Strong financial experience and background operating diversified industries both in Canada and internationally
- Held many senior roles including CFO at both LG-Ericsson and Canada Steamship Lines Group
- Worked in various roles of increasing responsibility at Nortel in Toronto, Montréal, the U.S., France and South Korea



MARC CANTIN
CHIEF LEGAL OFFICER
40+ Years of Experience

- Responsible for all legal matters pertaining to business and labor law as well as to transactions and their financings
- Held several positions with the Government of Québec, including Director of the Legal Department of the Ministry of Culture and Communications and Committee Clerk at the National Assembly
- Served as Vice-President of Legal Affairs and Secretary of Videotron



ROBERT LAMARRE
CHIEF DIGITAL OFFICER
25+ Years of Experience

- Responsible for digital technology, integration of acquisitions and real estate
- Held various senior management positions at CGI over a 20+ year period
- Was in charge of the operations for CGI's U.S. North East business unit
- Significant acquisition integration expertise
- Leads the Oracle ERP Cloud implementation at Alithya



RUSSELL SMITH
SENIOR LEADER, ALITHYA U.S.A.
25+Years of Experience

- Responsible for leading the strategic direction, operations, and growth of Alithya's U.S. operations
- Was previously President at Edgewater Fullscope
- Joined Fullscope when RedKlay, a company he cofounded, was acquired by Fullscope, which was subsequently acquired by Edgewater
- Played an integral role in executing the business strategy that led Fullscope to be a nationally recognized, leading Microsoft Dynamics partner

Alithya EDGEWATER

6

Digital Technology Consulting ALITHYA GROUP INC. BUSINESS OVERVIEW
7 KEY CLIENTS STRATEGIC PARTNERS GEOGRAPHIES Alithya Offices Partnership Alithya is a leading Canadian strategy and digital technology consulting firm offering a full range of services in strategy, architecture, organizational performance, transformation and solution delivery 1,600 professionals and incorporated contractors spanning 10+ offices globally Proven, serial consolidator with strong track record of acquiring and successfully integrating companies Demonstrated strong growth over the past few years, with organic revenue growth of 20% in FY2017 (1) Founded in 1992 and headquartered in Québec, Canada Alithya’s Three Levers of Growth New clients New services & areas of practice New sectors New services & areas of practice New locations Existing clients Operational efficiencies Existing services Montréal Québec Ottawa Toronto Vancouver Chicago Aix-en-Provence Paris Toulouse Sophia Antipolis 10+ OFFICES IN NORTH AMERICA AND EUROPE Calgary 1) Fiscal-Year 2017 ended March 31, 2017

EDGEWATER TECHNOLOGY, INC. BUSINESS OVERVIEW 8 Edgewater helps the C-suite drive transformational change through its unique selection of business and technology services and channel-based solutions Delivering both on premise and in the cloud, Edgewater offers two major channel-based services ? In the Oracle channel, Edgewater Ranzal, an Oracle Platinum Consulting Partner, provides Business Analytics solutions leveraging Oracle EPM, BI, and Big Data technologies ? In the Microsoft channel, Edgewater Fullscope delivers innovative Microsoft ERP, CRM and BI solutions. The award-winning company is one of the largest resellers of Microsoft Dynamics 365 (formerly Dynamics AX and CRM) Key Levers of Organic Growth PAN NORTH-AMERICAN REACH WITH A FOOTHOLD IN EUROPE KEY PARTNERS KEY CLIENTS CLOUDIZATION GEOGRAPHICAL EXPANSION EXPAND SERVICE / PRODUCT OFFERING GEOGRAPHIES

Leader COMPLEMENTARY EXPERTISE A NEW NORTH AMERICAN LEADER IN THE DIGITAL TECHNOLOGY CONSULTING INDUSTRY 9
FINANCE HEALTH ENERGY PUBLIC SECTOR INSURANCE TELECOMMUNICATIONS MANUFACTURING RETAIL & DISTRIBUTION TRANSPORTATION COMBINED ENTITY VERTICALS BI MACHINE LEARNING Business analysis | Architecture | System development | Infrastructure | Project management | Exploitation | ERP | Data analytics | Investment management | Strategic advisory and governance PRACTICES EXPERTISE ERP CRM EPM Analytics BI PARTNERS EXPERTISE

A NEW NORTH AMERICAN LEADER IN THE DIGITAL TECHNOLOGY CONSULTING INDUSTRY

COMPLEMENTARY EXPERTISE

Alithya

US$156M IN REVENUE [1,2]

US$16.2M IN ADJUSTED BUSINESS UNIT EBITDA [1,2]

Corporate Expenses
US$8.9M [1,2]

+

EDGEWATER RANZAL / EDGEWATER FULLSCOPE

US$104M IN REVENUE [2,3]

US$11.8M IN ADJUSTED BUSINESS UNIT EBITDA [2,3]

Normalized Corporate Expenses
US$8.4M [2,4]
Expected to be reduced through integration with Alithya corporate infrastructure [5]

Classic Consulting
To be sold or wound down prior to closing

1) Last twelve months ended December 31, 2017; Reconciliation from Net Income to Adjusted Business Unit EBITDA included in the Appendix to this presentation
2) Financial information is preliminary and may be updated or otherwise revised in the prospectus/proxy statement for this transaction
3) Fiscal-Year 2017 ended December 31, 2017; Reconciliation from Operating Income to Adjusted Business Unit EBITDA included in the Appendix to this presentation; Amounts represent the combined Revenue and Adjusted Business Unit EBITDA of Edgewater Fullscope and Edgewater Ranzal, excluding Classic Consulting and Corporate Expense
4) Reconciliation from audited 2017 Corporate Expenses to Normalized Corporate Expenses included in the Appendix to this presentation
5) Such reduction is based on the current expectations of Alithya and Edgewater. See also the disclaimer relating to forward looking statements on page 3 of this presentation. Actual performance of the combined company may differ materially and investors should not rely on this information in making any investment decision.

Alithya financials were prepared under IFRS. Edgewater financials were prepared under U.S. GAAP. Accordingly, the financial results of the two entities reflected in this presentation may not be directly comparable. Average exchange rate for 2017 applied: C$ = 0.77 US$. All numbers in US$.

Alithya EDGEWATER 10

1) EDGW closing price as of May 18, 2018 2) Subject to adjustments as described in the arrangement agreement 3) Estimated using Edgewater’s Fully-Diluted Shares of 14,570,478 calculated using the treasury stock method for in-the-money options as at May 18, 2018 trading price TRANSACTION OVERVIEW ATTRACTIVE NEAR-TERM AND LONG-TERM VALUE CREATION FOR EDGEWATER SHAREHOLDERS 11 Announcement Date March 16, 2018 Value at Closing 1 Share of EDGW EDGW Closing Price of US$5.55 (1) US$20.5M Special Cash Dividend (~US$1.41 per Share) (2,3) 1.3118 Shares of New Alithya (2) Edgewater shareholders will own ~42% (2) of New Alithya

2) Board members, management and related entities, 16.3% Capital Régional et Coopératif Desjardins , 10.0% Industrielle Alliance, 8.3% Investissement Québec, 8.2% Ancora Advisors, 4.3% GAMCO Investors, 6.2% Ariel Investments, 5.7% Other Former Edgewater Shareholders, 25.6% Other Former Alithya Shareholders, 15.3% Board members, management and related entities, 65.5% Former Edgewater Shareholders, 17.3% Other Shareholders, 17.2%
12 TRANSACTION OVERVIEW PRO FORMA ECONOMIC OWNERSHIP & VOTING INTEREST Former Alithya shareholders with economic interest above 5% following the transaction, certain former Edgewater shareholders as well as all directors and officers are expected to enter into lock-up agreements for a 12-month period following closing PRO FORMA VOTING INTEREST OF PRINCIPAL SHAREHOLDERS PRO FORMA ECONOMIC OWNERSHIP OF PRINCIPAL SHAREHOLDERS 1) Includes Capital Régional et Coopératif Desjardins, Industrielle Alliance, Investissement Québec and other former Alithya shareholders 2) Includes Ancora Advisors. GAMCO Investors, Ariel Investments and other former Edgewater shareholders (2) (1)

TRANSACTION OVERVIEW KEY HIGHLIGHTS
13 • Edgewater shareholders will be paid a special cash dividend of US$20.5M (1) • Upon closing, current Alithya shareholders will be issued shares in New Alithya representing approximately 58% (1) of New Alithya and current Edgewater shareholders will own approximately 42% (1) of New Alithya, representing 1.3118 shares of New Alithya shares per Edgewater share Consideration • Total Net Debt of New Alithya at closing is e xpected to be ~US$37M (2) Capital Structure • Alithya and Edgewater will implement the combination by way of a court-approved plan of arrangement pursuant to the Business Corporations Act (Québec) and merger pursuant to the Delaware General Corporation Law (together, the “Arrangement”) • Upon completion of the Arrangement, the combined company will retain the name of Alithya Group Inc. and is expected to be listed on NASDAQ and the TSX Plan of Arrangement • Transaction expected to close in the third calendar quarter of 2018 (3) Closing • Capital Régional et Coopératif Desjardins, Industrielle Alliance, Investissement Québec and Ancora will retain significant equity stakes in New Alithya Key Institutional Shareholders 1) Subject to adjustments as described in the arrangement agreement 2) See the disclaimer relating to forward looking statements on page 3 of this presentation 3) Subject to Edgewater & Alithya shareholder approval and satisfaction of customary closing conditions, including receipt of requisite court approval and registration and listing of New Alithya shares • Paul Raymond, the CEO of Alithya, and Pierre Turcotte, the Chairman of the Board of Alithya, will, respectively, become the CEO and the Chairman of the Board of New Alithya • The Board of Directors of New Alithya will be comprised of 9 Directors of which 6 will be Alithya-appointed and 3 will be Edgewater-appointed • Dual-share structure: Single Voting Shares comprised of 1 vote per share and Multiple Voting Shares comprised of 10 votes per share earmarked for Pierre Turcotte, Paul Raymond and Ghyslain Rivard (Founder and Director), directly or indirectly Management & Governance

A NEW NORTH AMERICAN LEADER IN THE DIGITAL TECHNOLOGY CONSULTING INDUSTRY ATTRACTIVE NEAR-TERM VALUE CREATION THROUGH SIGNIFICANT COST SYNERGIES 14 Combined Corporate Overhead US$5M OF IDENTIFIED NEAR-TERM RUN RATE COST AND OPTIMIZATION SYNERGIES (1) Operational Optimization Alithya to absorb Edgewater?s current corporate functions including back office human resources, financial, customer relationship management onto one common platform that spans geographies Cost management, efficiency improvements and productivity enhancements across the combined entity?s operations 1) Synergies are estimates based on the current expectations of Alithya and Edgewater. No assurance can be given that the combined company will achieve the expected synergies and Alithya’s and Edgewater’s expectations may change. See also the disclaimer relating to forward looking statements on page 3 of this presentation. Actual performance of the combined company may differ materially and investors should not rely on this information in making any investment decisions. 75%+ of synergies expected to be realized within 6 months of closing (1) 100% of synergies expected to be realized within 12 months of closing (1) Non-recurring integration costs of approximately US$3.6M (1) after 6 months

A NEW NORTH AMERICAN LEADER IN THE DIGITAL TECHNOLOGY CONSULTING INDUSTRY 15 Pan-North American Platform for Further Growth Product Cross-Selling Opportunities ERP CRM EPM STRATEGIC CONSULTING BI / ANALYTICS Strategic Partners Breadth of Offering POTENTIAL REVENUE AND CROSS-SELLING SYNERGIES PROJECT MANAGEMENT REVENUE UPSIDE POTENTIAL FROM CROSS-SELLING OPPORTUNITIES

A NEW NORTH AMERICAN LEADER IN THE DIGITAL TECHNOLOGY CONSULTING INDUSTRY STRONG GROWTH IN KEY INDUSTRY SEGMENTS 16 US$1.3tn spending in 2018 Operates within the faster growing segments (Enterprise Software and I.T. Services) of the overall I.T. sector which is expected to reach US$1,347B in projected spending in 2018 Source: Gartner Global I.T. Spending Forecast, July 2017 $1,374 $1,378 $1,400 $630 $654 $677 $170 $171 $173 $894 $922 $966 $326 $351 $381 2016 2017E 2018E Communication Services Data Center Systems Devices I.T. Services Enterprise Software Other Segments Less than 2% CAGR between 2016 & 2018E Lower margin more commoditized segment with large incumbents I.T. SERVICES & ENTERPRISE SOFTWARE ~4% and ~8% CAGR between 2016 & 2018E in the I.T. Services & Enterprise Software verticals, respectively Fragmented market with high margin, specialized solutions In US$B

17 FINANCIAL OVERVIEW

ALITHYA GROUP INC. FINANCIAL OVERVIEW C$105 C$152 C$202 12% 13% 14% FY2016 FY2017 LTM Dec. 31, 2017 Revenue ($M) Gross Margin (%) 18 C$3.2 C$6.1 C$9.5 3.1% 4.0% 4.7% FY2016 FY2017 LTM Dec. 31, 2017 Adjusted EBITDA ($M) Adjusted EBITDA Margin (%) Increased scale provides support to the global platform as it pivots to higher margin business opportunities both organically and through acquisitions Note: Alithya financials were prepared under IFRS; Alithya financials for the fiscal year ended March 31, 2016 are unaudited; Alithya financials for the fiscal year ended March 31, 2017 were derived from Alithya audited financial statements; Alithya financials for the last twelve months ended December 31, 2017 include unaudited financial information of Alithya for the nine months ended December 31, 2017; Reconciliation from Net Income to Adjusted EBITDA included in the Appendix to this presentation; Financial information is preliminary and may be updated or otherwise revised in the prospectus/proxy statement for this transaction. C$ = 0.77 US$. US$81 US$117 US$156 US$2.5 US$4.7 US$7. 3

EDGEWATER FULLSCOPE AND RANZAL

FINANCIAL OVERVIEW

In connection with the transaction, Edgewater anticipates selling its Classic Consulting Business Unit and merging its corporate expenses with Alithya's corporate infrastructure

REVENUE



Revenue (US$M)
Gross Margin (%)
US$103
US$113
US$104
34%
37%
38%
2015
2016
2017

ADJUSTED BUSINESS UNIT EBITDA



Adjusted Business Unit EBITDA (US$M)
Adjusted Business Unit EBITDA Margin (%)
US$13.2
US$17.3
US$11.8
13%
15%
11%
2015
2016
2017

CORPORATE EXPENSES

To be reduced through integration with Alithya corporate infrastructure



US$11.5
US$10.4
US$14.8
US$8.4(1)
2015
2016
2017
Excl. Non-Recurring

1) Such reduction is based on the current expectations of Alithya and Edgewater. See also the disclaimer relating to forward looking statements on page 3 of this presentation. Actual performance of the combined company may differ materially and investors should not rely on this information in making any investment decision.

Note: Edgewater Ranzal and Edgewater Fullscope financials represent business unit financials; Reconciliation from Operating Income to Adjusted Business Unit EBITDA included in the Appendix to this presentation; Reconciliation from audited 2017 Corporate Expenses to Normalized Corporate Expenses included in the Appendix to this presentation; Edgewater Technology financials were prepared under U.S. GAAP; Fiscal Year-End December 31; Financial information is preliminary and may be updated or otherwise revised in the prospectus/proxy statement for this transaction.

Alithya EDGEWATER 19

A NEW NORTH AMERICAN LEADER IN THE DIGITAL TECHNOLOGY CONSULTING INDUSTRY

LTM PRO FORMA ADJUSTED EBITDA

New Alithya is expected to have combined revenue of ~US$260M with Adjusted EBITDA margin of ~6.0%



US$20.0
US$15.0
US$10.0
US$5.0
--
US$4.3
+US$6.4
+US$5.0
US$15.7
LTM Adj. EBITDA (1,2)
Elimination of Non-Recurring (3) Corporate Expenses
Synergies (4)
Pro Forma LTM Adj. EBITDA(1,2)
(Adj. EBITDA Margin: 1.7%)
(Adj. EBITDA Margin: 6.0%)

1) Twelve-month period ended December 31, 2017
2) Reconciliation from Edgewater Operating Income to Edgewater Adjusted Business Unit EBITDA as well as reconciliation from Alithya Net Income to Alithya Adjusted EBITDA included in the Appendix to this presentation
3) Reconciliation from audited 2017 Corporate Expenses to Normalized Corporate Expenses included in the Appendix to this presentation
4) Synergies are estimates based on the current expectations of Alithya and Edgewater. No assurance can be given that the combined company will achieve the expected synergies and Alithya's and Edgewater's expectations may change. See also the disclaimer relating to forward looking statements on page 3 of this presentation. Actual performance of the combined company may differ materially and investors should not rely on this information in making any investment decision.

Note: Alithya financials were prepared under IFRS. Edgewater financials were prepared under U.S. GAAP. Accordingly, the financial results of the two entities reflected in this presentation may not be directly comparable. Financial information is preliminary and may be updated or otherwise revised in the prospectus/proxy statement for this transaction. Average exchange rate for 2017 applied: C$ = 0.77 US$. All numbers in US$.

Alithya EDGEWATER

20

A NEW NORTH AMERICAN LEADER IN THE DIGITAL TECHNOLOGY CONSULTING INDUSTRY OUTLOOK 21 2x DOUBLE REVENUE BY EXECUTING ITS DISCIPLINED BUILD AND BUY STRATEGY TARGETS FOR THE NEXT 3 TO 5 YEARS… MARGIN EXPANSION DRIVEN BY ECONOMIES OF SCALE AND COMPLEMENTARY VALUE-ADDED SERVICES IN TRADITIONAL AND NICHE MARKETS 2019 PRO FORMA TARGET (1) 2019 (1) REVENUE TARGET: C$340—C$360M 2019 (1) ADJUSTED EBITDA TARGET: C$22—C$24M 1) Fiscal-Year 2019 ending March 31, 2019, pro forma figures includes full year contribution of the combination Note: Long-term targets are estimates based on the current expectations of Alithya and Edgewater. No assurance can be given that the combined company will achieve the expected long-term targets and Alithya’s and Edgewater’s expectations may change. See also the disclaimer relating to forward looking statements on page 3 of this presentation. Actual performance of New Alithya may differ materially from these targets and investors should not rely on such targets in making any investment decision. Following exchange rate applied: C$ = 0.78 US$. All numbers in C$. ADJUSTED EBITDA MARGIN OF 9—13%

A NEW NORTH AMERICAN LEADER IN THE DIGITAL TECHNOLOGY CONSULTING INDUSTRY INVESTMENT HIGHLIGHTS
ENHANCED VALUE PROPOSITION WITH HIGHLY COMPLEMENTARY EXPERTISE AND BROAD OFFERING ACROSS MULTIPLE VERTICALS AND PARTNERS, INCLUDING BOTH MICROSOFT AND ORACLE PRODUCTS 1
+ NORTH AMERICAN LEADER IN THE DIGITAL TECHNOLOGY CONSULTING INDUSTRY = PROVEN CONSOLIDATOR WITH A HISTORY OF SUCCESSFUL EXECUTION AND INTEGRATION OF M&A TRANSACTIONS IN A HIGHLY FRAGMENTED INDUSTRY 4 ATTRACTIVE NEAR-TERM VALUE CREATION THROUGH SIGNIFICANT COST SYNERGIES STEMMING FROM THE OPTIMIZATION OF CORPORATE FUNCTIONS 2 EXPANDED GEOGRAPHIC PRESENCE WITH PAN NORTH-AMERICAN DELIVERY MODEL PROVIDES FOR AMPLE REVENUE UPSIDE AND CROSS-SELLING OPPORTUNITIES WITH NEW AND EXISTING CLIENTS 3 HIGHLY SPECIALIZED SKILLSET AND KNOWLEDGE BASE PROVIDE TAILORED, HIGH-END SOLUTIONS IN BOTH TRADITIONAL AND NICHE MARKETS 5 SEASONED MANAGEMENT TEAM WITH TRACK RECORD OF SUCCESSFUL ORGANIC AND EXTERNAL GROWTH 6 22

23 Q&A

24 APPENDIX

A NEW NORTH AMERICAN LEADER IN THE DIGITAL TECHNOLOGY CONSULTING INDUSTRY 25 MICROSOFT Leader in ERP and CRM cloud solutions • Consumer Packaged Goods • Life Sciences • Chemicals • Manufacturing • Professional Services • Distribution • Technology • Financial Services • Alithya’s Canadian platform • Expansion in the West • Cloudization • BI • IP-based solutions Multiple Levers of Growth Diversified Verticals Strong Brand Recognition 20+ Microsoft Partner Awards 3x Cloud Partner of the Year Microsoft Canada Impact Award Winner 1 HIGHLY SPECIALIZED SKILLSET AND KNOWLEDGE BASE PROVIDE TAILORED, HIGH-END SOLUTIONS IN BOTH TRADITIONAL AND NICHE MARKETS Enterprise Resource Planning (ERP) Business Intelligence (BI) Customer Relationship Management (CRM) + (Microsoft)

A NEW NORTH AMERICAN LEADER IN THE DIGITAL TECHNOLOGY CONSULTING INDUSTRY 26 ORACLE Leader in EBS, EPM and ERP cloud solutions Consumer Packaged Goods Manufacturing Energy Oil & Gas Financial Services Technology Healthcare Alithyas expertise in Oracle ERP solutions Further growth in North America Cloudization IP-based solutions Multiple Levers of Growth NORTH AMERICA PARTNER Outstanding Achievement in Big Data 100 Most Promising Big Data Solutions Providers PLATINUM PARTNER Cloud Select GOLD PARTNER PLATINUM PARTNER Cloud Select | North America Strong Brand Recognition Enterprise Management Software (EPM) Analytics Enterprise Resource Planning (ERP) Diversified Verticals HIGHLY SPECIALIZED SKILLSET AND KNOWLEDGE BASE PROVIDE TAILORED, HIGH-END SOLUTIONS IN BOTH TRADITIONAL AND NICHE MARKETS (CONTD) + (Oracle)

A NEW NORTH AMERICAN LEADER IN THE DIGITAL TECHNOLOGY CONSULTING INDUSTRY 27 Other Practices Seasoned talent-sourcing team offering recruiting, staffing, and head-hunting services Currently serves internal needs for specialists and consultants OTHER BUSINESS LINES Business Intelligence (BI) Machine Learning Develops I.T. business strategies and operational improvements Investment management Strategic advisory and governance Offers a comprehensive range of I.T. and software engineering consulting services across Canada Business analysis Architecture System development Infrastructures Project management Exploitation ERP Data analytics HIGHLY SPECIALIZED SKILLSET AND KNOWLEDGE BASE PROVIDE TAILORED, HIGH-END SOLUTIONS IN BOTH TRADITIONAL AND NICHE MARKETS (CONTD)

A NEW NORTH AMERICAN LEADER IN THE DIGITAL TECHNOLOGY CONSULTING INDUSTRY KEY PILLARS OF GROWTH 28 CLOUDIZATION OF MICROSOFT AND ORACLE PRODUCTS NEWLY ACHIEVED CRITICAL MASS IN HIGH DEMAND BI SEGMENT HIGHLY SPECIALIZED KNOWLEDGE BASE IN BROAD PRODUCT AND SERVICE OFFERING ENABLING FLEXIBLE, CLIENT-CENTRIC APPROACH TO PROVIDING SPECIALIZED SOLUTIONS

ALITHYA ADJUSTED EBITDA RECONCILIATION FOR THE FISCAL YEARS 2016, 2017 AND THE LAST TWELVE MONTHS 29 Note: Alithya financials were prepared under IFRS; Fiscal Year-End March 31 In C$K Fiscal Year Ended March 31, 2016 Fiscal Year Ended March 31, 2017 Last Twelve Months Ended December 31, 2017 (Unaudited) (Audited) (Unaudited) Net Loss ($5,944) ($2,868) ($3,719) Financial Expenses, Net $1,637 $1,631 $1,822 Income Tax Expense (Recovery) (625) (621) (1,122) Depreciation and Amortization 273 449 784 Amortization of Intangibles 3,592 5,179 6,892 EBITDA ($1,067) $3,770 $4,658 Plus: Impairment of Goodwill $2,665 $ — $ — Plus: Share-based Compensation 376 1,167 1,684 Plus: Restructuring Costs 300 — 33 Plus: Business Acquisition Costs 692 119 499 Plus: Redundant Office Space, Net of Sublease Revenue 265 318 203 Plus: Non-recurring Consulting Fee — 324 330 Plus: Non-recurring Severance — 298 709 Plus: ERP Implementation — 68 1,353 Adjusted EBITDA $3,231 $6,063 $9,469

ALITHYA BUSINESS UNIT ADJUSTED EBITDA RECONCILIATION FOR THE LAST TWELVE MONTHS 30 Note: Alithya financials were prepared under IFRS In C$K Last Twelve Months Ended December 31, 2017 (Unaudited) Net Loss ($3,719) Financial Expenses, Net $1,822 Income Tax Expense (Recovery) (1,122) Depreciation and Amortization 784 Amortization of Intangibles 6,892 EBITDA $4,658 Plus: Impairment of Goodwill $ — Plus: Share-based Compensation 1,684 Plus: Restructuring Costs 33 Plus: Business Acquisition Costs 499 Plus: Redundant Office Space, Net of Sublease Revenue 203 Plus: Non-recurring Consulting Fee 330 Plus: Non-recurring Severance 709 Plus: ERP Implementation 1,353 Adjusted EBITDA $9,469 Plus: Corporate Expenses $11,584 Business Unit Adjusted EBITDA $21,053

EDGEWATER OPERATING INCOME BY SEGMENT RECONCILIATION EDGEWATER FULLSCOPE FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017 31 Note: Edgewater financials were prepared under U.S. GAAP; Fiscal Year-End December 31 In US$K 10-K Web Solutions NEO Severance Management Salary Fullscope Revenue $51,857 $1,800 $ — $ — $53,657 Less: COGS 31,051 1,500 — — 32,551 Gross Profit $20,806 $300 $ — $ — $21,106 Less: SG&A $14,433 $— $— $— $14,433 Less: Hiring Solutions Expenses — — — — — Plus: Tax Credits — — — — — Plus: Adjustments — — — — — Adjusted Business Unit EBITDA $6,373 $300 $ — $ — $6,673 Depreciation & Amortization (800) Operating Income $5,573

EDGEWATER OPERATING INCOME BY SEGMENT RECONCILIATION EDGEWATER RANZAL FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017 32 Note: Edgewater financials were prepared under U.S. GAAP; Fiscal Year-End December 31 In US$K 10-K Web Solutions NEO Severance Management Salary Ranzal Revenue $49,913 $ — $ — $ — $49,913 Less: COGS 31,687 — — — 31,687 Gross Profit $18,226 $ — $ — $ — $18,226 Less: SG&A $14,466 $— $— $— $14,466 Less: Hiring Solutions Expenses — — — — — Plus: Tax Credits — — — — — Plus: Adjustments 22 — 800 500 1,322 Adjusted Business Unit EBITDA $3,782 $ — $800 $500 $5,082 Depreciation & Amortization (2,200) Operating Income $1,582

EDGEWATER CORPORATE EXPENSES RECONCILIATION EDGEWATER FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017 33 In US$K Edgewater Corporate Expenses—FY 2017 $14,845 Less: Previous Executives Compensation & Severance $2,464 Less: Previous Executives Bonus 850 Less: Retention Bonus 1,267 Less: Investment Banking Termination Fees 1,125 Less: Consent Solicitation Fees 666 Less: Non-Recurring Public Company Fees 37 Edgewater Normalized Corporate Expenses $8,436 Note: Edgewater financials were prepared under U.S. GAAP; Fiscal Year-End December 31

Combination of Alithya Group and Edgewater Technology A New North American Digital Technology Consulting Leader Alithya